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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F         X        Form 40-F
                                        ---                     ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                        Yes                        No            X
                                        ---                     ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                        Yes                        No            X
                                        ---                     ---

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                        No            X
                                        ---                     ---
  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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ENDESA Increases Its Power Output in Spain by 7.9% in the First Quarter of 2004

     NEW YORK--(BUSINESS WIRE)--April 14, 2004--ENDESA (NYSE: ELE)

     -- ENDESA's power output reached 20,842 GWh in the peninsular system and 3,148 GW in the islands during the first three months of the year, representing an 8% and a 7.5% increase respectively.

     -- Due to lower hydro conditions during the quarter, mainland generators reduced their hydro output by 32% compared to the same period 2003.

     -- ENDESA's coal fired power plants and CCGT's increased their output by 12% and 80% respectively.

     -- 20% of the electric consumption in mainland Spain is served by ENDESA's coal fired power plants.

     During the first three months of the year, ENDESA's (NYSE: ELE) power output in the peninsular system has been 20,842 GWh, an 8% increase over the same period 2003, while the rest of the industry output increased only by a 2.8%.
     In the Islands the company generated 3,148 GWh, a 7.5% increase. Consequently, ENDESA's total power output in Spain reached 23,990 GWh, a 7.9%.
     Due to lower hydro conditions during the quarter, mainland hydro generation was reduced by 32%. However, hydro conditions for ENDESA were slightly wet, although less than in the last year.
     ENDESA's hydro output reached 2,932 GWh, a 14% reduction, while the rest of the industry hydro output decreased by 38%. It is worth noting the high amount of snow accumulated in the Pyrenees, forecasting good hydro conditions during the thaw period.
     The rest of ENDESA's technologies have significantly increased their output: Coal plant's and CCGT's generation increased by 12% and 80%, up to 9,193 GWh and 1,461 GWh respectively, due to a higher capacity factor and the start up of the Tarragona CCGT during last summer. Nuclear power output increased by 5% due to higher availability.
     All in all ENDESA's generation mix continues improving: 45% was coal based, 33% was nuclear, 14% hydro, 7% came from CCGT's and just 1% is generated by oil plants.
     This balanced asset portfolio provides stable generation in any hydro scenario, resulting in a lower exposure to the hydro volatility in the Peninsula.
     From the total 50,297 GWh generated in the mainland system during the quarter, 9,193 GWh were generated by ENDESA's coal plants, which means that one out of five GWh consumed comes from ENDESA's coal plants.


     CONTACT: ENDESA
              North America Investor Relations:
              David Raya, 212-750-7200
              http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      ENDESA, S.A.

Dated: April 14th, 2004                 By: /s/ David Raya
                                           ---------------------------
                                                 Name: David Raya
                                                 Title: Manager of North America
                                                        Investor Relations